Exhibit 4.5

AMENDMENT NO.4

TO THE

WESCO DISTRIBUTION, INC. RETIREMENT SAVINGS PLAN

WHEREAS, WESCO Distribution, Inc. (hereinafter referred to as the “Company”) adopted the WESCO Distribution, Inc. Retirement Savings Plan as amended and restated effective December 30, 2010, for the benefit of its employees (hereinafter referred to as the “Plan”); and

WHEREAS, the Company reserved the right in Section 13.1 of the Plan to amend said Plan; and

WHEREAS, the Company desires to amend the Plan in certain respects, as set forth below;

NOW, THEREFORE, the Plan is amended in the following respects:

1.	Article II is amended effective January 1, 2013 by adding the following new Sections 2.16 and 2.17 after Section 2.15, designating existing Sections 2.16 through 2.81 as Sections 2.18 through 2.83 and revising all internal cross-references as necessary:

“2.16 Conney means Conney Safety Products, LLC.”

“2.17 Conney Plan means the Conney Safety Products Retirement Plan.”

2.	The third paragraph of Section 3.1 is amended effective January 1, 2013 by adding the following new sentence to the end thereof:

“In addition, any Covered Employee who is an employee of Conney who was actively participating in the Conney Plan on December 31, 2012 shall become a Participant herein on January 1, 2013 in accordance with the provisions of Annex F.”

3.	The Plan is amended effective January 1, 2013 by adding the following new annex to the end thereof:

“ANNEX F

SPECIAL PROVISIONS RELATING TO THE

CONNEY PLAN AND EMPLOYEES OF CONNEY

Unless otherwise indicated herein, the provisions of this Annex F are effective as of the date of the transfer of the assets of active participants in the Conney Plan who are Conney employees as of December 31, 2012 to the Plan, which transfer is to be effective as of January 1, 2013 (the “Transfer Date”). Unless otherwise defined in this Annex F, capitalized terms used herein shall have the respective meanings set forth in the Plan.

I.	Normal Retirement Date

Notwithstanding Section 2.55 of the Plan, the Normal Retirement Date for a Member who is a Conney employee and was an active participant in the Conney Plan as of December 31 , 2012 shall mean the first of the month following his attainment of age 62.

II.	Transfer of Assets from the Conney Plan.

The terms of paragraphs C through E of this Section II shall apply only to those Members who have a Conney Account Balance.

A.	Each Member who is a Conney employee and was an active participant in the Conney Plan as of December 31, 2012 shall no longer have an account under the Conney Plan, but shall have a separate account under the Plan as of the Transfer Date. A Member’s initial balance in his separate account shall equal the Balance of his account under the Conney Plan.

B.	Special Definitions. The term “Balance,” as used in this Annex F, means the balance of a Member’s account under the Conney Plan as of the Transfer Date. The term “Conney Accounts,” as used in this Annex F, means the Member’s account described in paragraph A above. With respect to a Member with a Conney Account, references in the Plan (other than in Sections 3.4, 3.5, 8.1 through 8.6, 8.8 and 8.9) and this Annex F to an “Account” shall include the Conney Account unless the context clearly indicates otherwise.

C.	Investment of Conney Account. A Member shall be entitled to direct the investment of his Conney Account in accordance with Article VI of the Plan.

D.	No Further Contributions. No further contributions shall be made to any Member’s Conney Account.

E.	Vesting. Each Member shall at all times be fully vested in his Conney Account.”

IN WITNESS WHEREOF, the Company has caused this Amendment No. 4 to the Plan to be executed by its duly authorized officer and its corporate seal to be affixed by its Secretary, on this 8th day of March, 2013, but to be effective as of the dates specified above.

ATTEST: (SEAL)		WESCO DISTRIBUTION, INC.

By:	/s/ Samantha L. O’Donoghue	By:	/s/ Paul J. Dolan
Secretary

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